Exhibit 99.70

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

SolarBank Corporation (the “Company” or “SolarBank”) 505 Consumers Road, Suite 803 Toronto, Ontario M2J 4V8

2.	Date of Material Change

September 18, 2023

3.	News Release

A news release was disseminated on September 19, 2023 via Cision.

4.	Summary of Material Change

Honeywell International (“Honeywell”) has acquired the Company’s proposed 21 MW DC ground-mount solar power projects that are under development in upstate New York (the “Projects”). The Projects are known as SB 13-1, SB 13-2 and SB-14. SolarBank originated the sites in upstate New York and the Projects have received positive interconnection results via a completed Coordinated Electric System Interconnection Review (CESIR). The Projects will be developed as three separate 7 MW DC solar power projects. The Company will now continue to build the Projects for Honeywell to commercial operation via an engineering, procurement, and construction (“EPC”) agreement. The sale of the Projects and EPC agreement have a total value of US$41,288,430 that will be payable in instalments based on the construction schedule which has a forecasted completion by January 30, 2025.

5.1	Full Description of Material Change

Honeywell has acquired the Company’s proposed 21 MW DC ground-mount solar power projects that are under development in upstate New York. The Projects are known as SB 13-1, SB 13-2 and SB-14. SolarBank originated the sites in upstate New York and the Projects have received positive interconnection results via a completed Coordinated Electric System Interconnection Review (CESIR). The Projects will be developed as three separate 7 MW DC solar power projects. The Company will now continue to build the Projects for Honeywell to commercial operation via an EPC agreement (the “EPC Agreement”).

The sale of the Projects was completed by way of the sale of three subsidiary companies of the Company to Honeywell pursuant to a Membership Interest Purchase Agreement (“MIPA”) dated effective September 15, 2023 and executed on September 13, 2023. The EPC Agreement is dated effective September 15, 2023 and executed on September 13, 2023. The MIPA and the EPC agreement have a total value of US$41,288,430. The amount due under the EPC Agreement will be payable in instalments based on the construction schedule which has a forecasted completion by January 30, 2025. The Company also expects that it will retain an operations and maintenance contract for the Projects following the completion of construction.

The Company previously announced on August 21, 2023 that it had entered into a funding arrangement with Honeywell whereby Honeywell provided funding for deposits/advance payments by the Company’s subsidiaries that currently own the Projects (the “Project Companies”) to vendors in furtherance of the development of the Projects. These advances, which total approximately US$2.668 million, was offset in full against the purchase price pursuant to the MIPA and a partial credit against the amounts due under the EPC Agreement.

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Once completed, the Projects will be operated as community solar projects. Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home. The Projects are expected to be eligible for incentives under the New York State Energy Research and Development Authority (NYSERDA) NY-Sun Program.

There are several risks associated with the development of the Projects. The development of any project is subject to the continued availability of third-party financing arrangements for the project owner and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Information” for additional discussion of the assumptions and risk factors associated with the statements in this report.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sam Sun, Chief Financial Officer
(416) 494-9559
sam.sun@solarbankcorp.com

9.	Date of Report

September 28, 2023

Forward-Looking Information

This report contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this report contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the expected energy production from the solar power projects mentioned in this report; the reduction of carbon emissions; the receipt of incentives for the Projects; the expected value of the EPC Contract; the retention of an operations and maintenance contract for the Projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this report.

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Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this report, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this report are expressly qualified in their entirety by this cautionary statement.